U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

TRANSITION REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For the transition period from December 30, 2003 to December 31, 2003

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002	2
Statements of Changes in Net Assets Available for Benefits for the Transition Periods from December 30, 2003 and 2002 to December 31, 2003 and 2002, and Years Ended December 30, 2003 and 2002	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets Held for Investment Purposes at December 31, 2003	9

EXHIBITS
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2003 and December 31, 2002, and the related statements of changes in net assets available for benefits for the transition periods from December 30, 2003 and 2002 to December 31, 2003 and 2002 and years ended December 30, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the transition periods from December 30, 2003 and 2002 to December 31, 2003 and 2002 and for the years ended December 30, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 2003 is presented for the purpose of additional analysis and are not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut

June 15, 2004

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND DECEMBER 31, 2002

	December 31, 2003	December 31, 2002
ASSETS
INVESTMENTS, AT FAIR VALUE:

Crane Co. Stock Fund	$67,386,419	$36,054,300
Huttig Stock Fund	654,446	663,798
Jennison Growth Fund Z	27,209,929	9,729,647
Dryden Stock Index Fund I	14,608,877	5,778,431
Wells Fargo Stable Value Fund A	51,234,663	30,417,776
Putnam International Growth Fund A	8,435,228	4,115,952
Lord Abbett Mid Cap Value Fund A	5,652,568	—
American Balanced Fund A	12,099,935	—
Jennison Small Company Fund Z	6,999,585	—
MFS Mid-Cap Growth Fund A	5,088,844	2,647,209
Fidelity Advisor Dividend Growth Fund T	20,470,257	2,306,406
Dreyfus Premier Balanced Fund A	—	6,274,292
Fidelity Advisor Growth Opportunities Fund T	—	10,464,400
Oppenheimer Enterprise Fund A	—	1,304,774
Loan Fund	5,576,177	3,640,647

Total investments	225,416,928	113,397,632

RECEIVABLES:
Company contributions	146,036	291,397
Employee contributions	428,189	814,949
Employee loan payments	68,625	165,489

Total receivables	642,850	1,271,835

Total assets	$226,059,778	$114,669,467

NET ASSETS AVAILABLE FOR BENEFITS	$226,059,778	$114,669,467

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE TRANSITION PERIOD FROM DECEMBER 30, 2003 AND 2002 TO DECEMBER 31, 2003 AND 2002 AND THE YEARS ENDED DECEMBER 30, 2003 AND 2002

	Period December 30, 2003 to December 31, 2003	Period December 30, 2002 to December 31, 2002	Year ended December 30, 2003	Year ended December 30, 2002
CONTRIBUTIONS:
Employee	$—	$—	$12,044,751	$10,984,553
Company	—	—	4,082,024	3,749,098

Total contributions	—	—	16,126,775	14,733,651

GAIN ON (LOSS) INVESTMENTS, NET:
Interest and dividends	7,106	39	1,474,700	1,257,297
Net appreciation (depreciation) in fair value of investments	122,149	(118,569)	33,522,900	(24,456,958)

Total gain (loss) on investments, net	129,255	(118,530)	34,997,600	(23,199,661)

Distributions to participants	(227,788)	(202,330)	(12,199,327)	(12,400,680)
Rollovers and transfers from other plans	—	—	72,084,423	9,325,893
Administrative and other (expenses) income	(10,793)	(8,757)	160,549	(99,072)

Net (decrease) increase in net assets available for benefits	(109,326)	(329,617)	111,170,020	(11,639,869)
Net assets available for benefits beginning of period/year	226,169,104	114,999,084	114,999,084	126,638,953

Net assets available for benefits end of period/year	$226,059,778	$114,669,467	$226,169,104	$114,999,084

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

1. CHANGE OF PLAN YEAR

Effective December 31, 2003, the Plan was changed to a calendar year plan.

2. DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information.

B. General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Plan Amendments The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in the Crane Co. Stock Fund consisting of (a) Company matching contributions, and (b) participants’ deferred savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code (the “Code”). Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire. The Plan was amended and restated effective December 31, 2002. Effective December 22, 2003, an amendment was made to the Plan to allow any participant who has a fully vested interest in the participant’s account to be permitted to direct the Plan as to the investment of all or any portion of the participant’s account balance attributable to Company Stock and allocated to the Company Matching Contribution Stock Fund or the Crane Co. Stock Fund, or any successor fund.

C. Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D. Participation Subject to certain conditions, U.S. employees of Crane Co. are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

E. Contributions and Funding Policy Participants may elect to contribute to the Plan from one to twenty-five percent of their annual compensation. The contribution limit for highly compensated employees, those whose earnings equal or exceed $90,000, is limited to seven percent. Participants who have attained age 50 before the close of the Plan Year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant’s deferred savings, which is invested in the Crane Co. Stock Fund. In accordance with the Code, participant pretax contributions could not exceed $12,000 in 2003 and $11,000 in 2002. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F. Expenses Plan administrative expenses (except those associated with the Crane Co. Stock Fund and the Huttig Stock Fund) are paid by the Employer. In addition, personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

G. Vesting Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

H. Distributions Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

I. Plan Termination The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

J. Tax Status The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

K. Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

On December 30, 2003 the ELDEC Corporation and Interpoint Corporation Deferred Income Plan (“ELDEC Plan”) merged into the Plan. The total assets transferred were $58,780,839. The funds existing in the ELDEC Plan were transferred to the comparable investment options of the Plan. The funds in both plans were the same with the exception of the following: the Mutual Qualified Fund CL I was transferred 50% to the Lord Abbett Mid Cap Value Fund and 50% to the MFS Mid-Cap Growth Fund A, and the AIM Balanced Fund CL A was transferred to the American Balanced Fund.

L. Participant Loan Fund Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between the investment fund and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus two percent. Principal and interest are paid ratably through regular payroll deductions.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A. Investment Valuation Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Wells Fargo Stable Value Fund A is a collective trust fund that is administered by Wells Fargo Bank, N.A. (the “Bank”). The value of this investment is based on the underlying unit value reported by the Bank. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective company’s common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5% or more of the Plan’s net assets as of December 31, 2003 and December 31, 2002:

	December 31, 2003		December 31, 2002
	Shares/Units	Market Value	Shares/Units	Market Value
Crane Co. Stock Fund	2,192,141	$67,386,419	1,809,046	$36,054,300
Jennison Growth Fund Z	2,038,197	27,209,929	948,309	9,729,647
Dryden Stock Index Fund I	589,068	14,608,877	294,668	5,778,431
Wells Fargo Stable Value Fund A	1,504,270	51,234,663	929,440	30,417,776
Dreyfus Premier Balanced Fund A	—	—	592,473	6,274,292
Fidelity Advisors Growth Opportunities Fund T	—	—	471,582	10,464,400
American Balanced Fund A	699,823	12,099,935	—	—
Fidelity Advisors Dividend Growth Fund T	1,822,819	20,470,257	250,424	2,306,406

The Plan’s investment, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	Period December 30, 2003 to December 31, 2003	Period December 30, 2002 to December 31, 2002	Year ended December 30, 2003	Year ended December 30, 2002
Mutual Funds	$113,157	$(55,977)	$11,605,589	$(15,031,676)
Common and Collective Funds	11,942	8,405	1,308,976	1,454,238
Common Stocks	(2,950)	(70,997)	20,608,335	(10,879,520)

	$122,149	$(118,569)	$33,522,900	$(24,456,958)

B. Nonparticipant-Directed Investments

A portion of the Crane Co. Stock Fund is considered a nonparticipant-directed investment for the Plan. Information about the net assets and the significant components of the changes in net assets relating to this investment are as follows:

	December 31,
	2003	2002
Net assets:
Common stock	$50,210,664	$25,166,092

	Period December 30, 2003 to December 31, 2003	Period December 30, 2002 to December 31, 2002	Year ended December 30, 2003	Year ended December 30, 2002
Changes in net assets:
Contributions	$—	$—	$4,339,644	$3,894,003
Dividends	—	—	529,354	489,432
Net (depreciation) appreciation	(16,875)	(88,639)	14,507,355	(6,946,328)
Benefits paid to participants	—	—	528,022	436,177
Transfers to participant-directed investments	33,860	29,557	2,193,435	1,885,218

C. Investment Transactions and Investment Income Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D. Distributions to Participants Benefit payments are recorded when paid.

E. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

4. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred for investment management services, if any, were paid by the Employer.

At December 31, 2003 and 2002, the Plan held 2,192,141 and 1,809,046 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $44,607,705 and $32,249,760, respectively. During the periods ended December 31, 2003 and 2002, the Plan did not record any dividend income. During the years ended December 30, 2003 and 2002, the Plan recorded dividend income of $752,761 and $708,737, respectively, related to its investment in the common stock of Crane Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this transition report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ G. A. Dickoff
G. A. Dickoff
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

June 25, 2004

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Shares	Cost	Market Value
Crane Co. Stock Fund*	2,192,141	$44,607,705	$67,386,419
Huttig Stock Fund	218,149	887,096	654,446
Jennison Growth Fund Z*	2,038,197	30,285,468	27,209,929
Dryden Stock Index Fund I*	589,068	15,001,091	14,608,877
Wells Fargo Stable Value Fund A	1,504,270	47,899,337	51,234,663
Putnam International Growth Fund A	408,288	8,308,448	8,435,228
Lord Abbett Mid Cap Value Fund A	300,190	5,053,000	5,652,568
Jennison Small Company Fund Z	391,038	7,066,061	6,999,585
American Balanced Fund A	699,823	10,994,033	12,099,935
MFS Mid-Cap Growth Fund A	651,581	4,909,975	5,088,844
Fidelity Advisor Dividend Growth Fund T	1,822,819	18,368,195	20,470,257
Loans to Participants* Loans have interest rates ranging from 5.00% to 11.50% and mature in 2004 through 2013 (1,228 loans outstanding).	—	5,576,177	5,576,177

		$198,956,586	$225,416,928

*	Represents a party-in-interest to the plan.